Exhibit 8.1

List of Significant Subsidiaries

Name	Country of incorporation
Ecart Internet Services Nigeria Ltd.	Nigeria
Ecart Services Ivory Coast SARL	Ivory Coast
Ecart Services Kenya Ltd.	Kenya
Ecart Services Morocco Sarlau	Morocco
Jumia Egypt LLC	Egypt
Jade E-Services Algeria SARL	Algeria
Jade E-Services Ghana Ltd.	Ghana
Jade E-Services Senegal SARL	Senegal
Jade E-Services Uganda Ltd.	Uganda